SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

18 July 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 18 July 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                 PROTHERICS PLC

                         ANNUAL GENERAL MEETING RESULTS

London, UK, Nashville, TN, 18 July 2006 - Protherics PLC ("Protherics" or the
"Company"), the biopharmaceutical company focused on critical care and oncology, is pleased to announce that Resolutions 1 to 12 and Resolution 14 were duly passed at its Annual General Meeting held earlier today.  Since Resolution 12
(giving authority to the Directors to issue up to 10 per cent. of the current issued share capital for cash, without having first to offer the shares to existing shareholders) was passed, Resolution 13 (giving a similar authority up to 5%) was withdrawn.

The proxy figures for the resolutions will be displayed shortly on the Company's website www.protherics.com.

Copies of the resolutions passed as Special Business at the AGM have been submitted to the Document Viewing facility at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

                                        ENDS

For further information contact:

Protherics PLC                                  +44 (0) 20 7246 9950
Julie Vickers, Company Secretary                +44 (0) 1928 518010
Nick Staples, Corporate Affairs                 +44 (0) 7919 480510 (mobile)

Financial Dynamics                              +44 (0) 20 7831 3113
Ben Atwell/David Yates